Exhibit 22

LIST OF GUARANTOR SUBSIDIARIES

As of March 31, 2021, the following subsidiaries of The Chemours Company (the “Company”) were guarantors of the Company’s 7.000% senior unsecured notes due May 2025, the 4.000% senior unsecured notes due May 2026, which are denominated in euros, the 5.375% senior unsecured notes due May 2027, and the 5.750% senior unsecured notes due November 2028 (collectively, the “Notes”).

Name	Organized Under Laws Of
ChemFirst Inc.	Mississippi
First Chemical Corporation	Mississippi
First Chemical Holdings, LLC	Mississippi
First Chemical Texas, L.P.	Delaware
FT Chemical, Inc.	Texas
The Chemours Company FC, LLC	Delaware